Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Fiscal Year Ended
In Millions of Dollars	2005	2004	2004	2003	2002	2001	2000
Fixed Charges:
Interest Expense	$100	$87	$363	$375	$381	$426	$382
Interest Capitalized	4	3	11	10	16	22	18
One-third of rents*	30	26	107	87	71	68	65

Total Fixed Charges	$134	$116	$481	$472	$468	$516	$465

Earnings:
Income before income taxes and minority interests	$988	$833	$3,938	$3,272	$3,090	$2,646	$2,638
Fixed charges per above	134	116	481	472	468	516	465
Less: interest capitalized	(4)	(3)	(11)	(10)	(16)	(22)	(18)

	130	113	470	462	452	494	447

Amortization of interest capitalized	1	2	3	4	4	18	21

Total earnings	$1,119	$948	$4,411	$3,738	$3,546	$3,158	$3,106

Ratio of earnings to fixed charges	8.35	8.17	9.17	7.92	7.58	6.12	6.68

*	Reasonable approximation of the interest factor.